GLOBAL MED TECHNOLOGIES, INC. 12600 West Colfax, Suite C-420 Lakewood, Co 80215 (303) 238-2000

May 20, 2008

VIA EDGAR AND FACSIMILE Mark P. Shuman 100 F Street, N.E. Mail Stop 4561 Washington, DC 20549-7010

Re:	Post-Effective Amendment No. 3
on Form S-3 to Registration Statement on Form SB-2
Filed May 16, 2008
File No. 333-131388

Dear Mr. Schuman:

     At the request of the U.S. Securities and Exchange Commission (the “Commission”), we are providing this letter in response to that certain comment made in the Commission’s letter dated May 19, 2008 regarding Post-Effective Amendment No. 3 on Form S-3 to Registration Statement on Form SB-2 filed by Global Med Technologies, Inc. (the “Company”) on May 16, 2008 (the “Registration Statement”). We are providing the following letter containing our response.

Form S-3 General COMMENT 1:

To the extent that material sales have occurred pursuant to your registration statement or you are otherwise aware of changes in share ownership of selling securities holders, please update your filing to reflect the aggregate number of shares currently offered for resale under the registration statement, and revise your selling stockholder table and related disclosure as necessary to reflect any changes in the identities of, or number of shares offered by, the selling security holders. The aggregate shares offered, as listed in the selling stockholder table, should equal the number of shares set forth in bold at the top of page P-1 of your prospectus and wherever else in the document this number appears. Please revise your filing accordingly.

Mr. Shuman
May 20, 2008

RESPONSE:

We have amended the Registration Statement in accordance with the Commission’s comment above in the Company’s Post-Effective Amendment No. 4 to the Registration Statement as filed with the Commission on the date hereof.

     The Company hereby acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust that this response satisfactorily responds to your request. Should you require further information, please contact Clayton E. Parker at (305) 539-3306, Matthew Ogurick at (305) 539-3352 or myself at (916) 404-8519.

Thank you very much for your consideration of this response.

Sincerely, /s/ Darren Craig

Darren Craig Acting Chief Financial Officer and Principal Financial and Accounting Officer